Filed Pursuant to Rule 433 Registration No. 333-133852

Long Short Notes

to be issued by Bank of America Corporation

Long Short Notes (Notes) are senior unsecured debt securities to be issued by Bank of America Corporation (BAC) that offer investors exposure to a long position in one or more underlying assets (Long Component(s)) and a short position in one or more other underlying assets (Short Component(s)). Unless redeemed prior to maturity, investors will participate one-for-one in the full upside and downside of the Composite Index comprising the Long Component(s) and Short Component(s). The Notes will be redeemed prior to the maturity date if the closing value of the Composite Index falls below a specified level prior to their maturity.

This fact sheet is intended to provide an overview of the Notes and does not provide the terms of any specific series of the Notes. Prior to any decision to invest in a specific series of the Notes issued by BAC, investors should carefully review the related disclosure document, which contains a detailed explanation of the terms of the offering of a specific series of the Notes, as well as the risks, tax treatment, and other relevant information about such a series of the Notes. Additionally, investors should consult their accounting, legal, or tax advisors before investing in the Notes.

COMMON FEATURES

■	Linked to the performance of a wide range of underlying assets

■	Exposure to any or all of the Long Component(s) and the Short Component(s) may be leveraged (i.e., have a weighting that is greater than 100%)

■	One-for-one participation in any positive or negative return generated by the Composite Index

■	Early redemption provision if the closing value of the Composite Index falls below a certain level

■	No principal protection

■	Generally, no periodic interest payments

■	Terms of approximately 1 to 3 years

■	Usually issued at an original offering price of $10 per unit

■	Not expected to be listed on an exchange

RATIONALE

Investors may want to consider the Notes if they believe that the value of the underlying assets represented by the Long Component(s) will appreciate and the underlying assets represented by the Short Component(s) will depreciate, and want to optimize their market views on those underlying assets in the form of a composite investment. Investors should be of the view that the Composite Index will appreciate over the relevant term. Investors in the Notes must be able to tolerate downside risks, forgo interest payments, and accept that the Notes will be redeemed prior to maturity if the Composite Index falls below a specified level.

ADVANTAGES

■	Potential growth: The Notes offer investors the opportunity to participate one-for-one in the potential upside of the Composite Index by optimizing their market exposure given their particular market views of the underlying assets represented by the Long Component(s) and the Short Component(s).

■	Complement to a long-term strategy: The Notes generally have maturities ranging from 1 to 3 years. As a result, they can be integrated into an investor’s overall investment strategy without tying up assets for a period longer than the term of the Notes. If investors want to sell the Notes prior to maturity, they may be able to do so if a secondary market develops. However, the price paid for the Notes in secondary market transactions may be higher or lower than the original purchase price.

■	Choose from a variety of strategies: The Notes have the potential to provide investors with exposure to a range of underlying assets, such as market indices, stocks, commodities, currencies, and across asset classes.

■	Diversification: Because the Notes can be linked to a variety of underlying assets, they provide investors with the opportunity to diversify their investment portfolios. Investors should understand, however, that the sole obligor on the Notes is BAC.

HYPOTHETICAL PAYOUT PROFILE

The payout diagram below is for illustration purposes only and assumes hypothetical returns for a Note linked to the Composite Index that comprises a leveraged long position of 150% in one Long Component and a short position of 50% in one Short Component.

Notes may have different payout characteristics from the one depicted, including a different number of components. Hypothetical information is not a projection of the future returns.

RISK FACTORS

Factors to consider before investing in the Notes include:

■	The investment may result in a loss.

■	The Notes will be redeemed prior to maturity if the Composite Index falls below a certain level, in which case an Early Redemption Fee would apply.

■	The return may be lower than the return on other BAC debt securities of comparable maturity.

■	The return on the Notes may not reflect the return on a direct investment in the underlying assets, or on the components included in these underlying assets.

■	A trading market for the Notes may not develop and, if trading does develop, the market price investors may receive or be quoted for the Notes on a date prior to the maturity date will be affected by important factors, including the costs of developing, hedging, and distributing the Notes. The price paid for the Notes in secondary market transactions may be higher or lower than the original purchase price.
■	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

■	Purchases or sales of the underlying asset, components of or securities based on the underlying asset, by BAC and its affiliates may affect the return.

■	Potential conflicts of interest between BAC and investors in the Notes could arise.

■	Tax consequences of investments in the Notes are uncertain.

The Notes are unsecured debt securities and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The Notes will rank equally with BAC’s other senior unsecured debt and any payment due on the Notes, including any repayment of principal, will be subject to the credit risk of BAC.

Long Short Notes are one type of Structured Investment offered by BAC. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these assets. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation, and/or enhanced participation.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal, and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES
	CATEGORY:	KEY FEATURE:
Principal Protection

Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income

May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation

Can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

HOW CAN YOU GET STARTED? Contact your Financial Advisor to learn if Long Short Notes may be right for you.	Enhanced Participation

May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

IMPORTANT NOTICE: BAC has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the potential offerings to which this communication relates. Before investing, you should carefully read the prospectus supplement and the prospectus in that registration statement and other documents that BAC has filed with the SEC relating to any offering described in this communication for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408.

Merrill Lynch & Co., Inc. is a subsidiary of BAC.
© 2009 Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Member Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.	388903PM-0309